EXHIBIT 99.52

GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue
Cambridge 2, Suite 306
Dartmouth, Nova Scotia B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
NEWS RELEASE

March 25, 2002
TSE Symbol: GAM
Press Release #7-2002	Issued: 28,724,316 Shares

GAMMON LAKE RESOURCES AND BOLNISI GOLD COMPLETE DUE DILIGENCE AND
ENTER INTO FORMAL AGREEMENT ON OCAMPO.

Gammon Lake Resources Inc. (TSE:GAM) is pleased to announce today that a formal Earn In Agreement has been entered into between Bolnisi Gold NL (‘Bolnisi’) and Gammon Lake Resources Inc. (‘Gammon Lake’) over the Plaza de Gallos, Refugio, Conico, Picacho and La Estrella open pit area of the Ocampo Gold-Silver Project, Chihuahua State Mexico. Gammon Lake maintains one hundred percent (100%) ownership of all its remaining concessions at Ocampo on which a number of significant high grade structures have been drill identified. Gammon Lake will focus its attention on advancing the development of these structures.

Bolnisi has advised Gammon Lake that it has completed it’s positive due diligence evaluation of the Ocampo project and will proceed with the Agreement. Bolnisi will now bring its extensive experience to complete a feasibility study and move the project toward production at its sole expense.

Fourteen million dollars ($14,000,000) has been spent on Gammon Lake’s Ocampo project. In excess of 300 drill holes comprising thirty eight thousand meters of drilling have been completed on the property. A third party scoping study is underway and Gammon Lake management expects to receive the completed report within the next two weeks.

As previously reported (Press Release #3 January 28 2002) the management team of Bolnisi Gold has over twenty five years experience in the full time management of natural resource companies world wide. They have raised in excess of one hundred million dollars ($100,000,000) for the exploration and development of mining properties and the consortium of companies has a proven track record of exploring, evaluating and developing mineral deposits in different parts of the world in a short time, on budget and at low capital cost.

Among the projects undertaken by the Bolnisi management team are: Pangea Resources Limited, which acquired and placed into production the Pauper’s Dream gold mine in Montana USA; Moruya Gold Mines (1983) NL which acquired the Golden Reward heap leach deposit in South Dakota, USA; Timberline Minerals Inc. which acquired and completed a feasibility study for the development of the MacArthur copper deposit in Nevada, USA; Perseverance Corporation Limited which discovered and placed into production the Nagambie gold mine in Victoria; Valdora Minerals NL which developed and placed into production the Rustler’s Roost gold mine in the Northern Territory and the Ballarat East gold mine in Victoria and Viking Gold Corporation which discovered a high grade gold deposit in Sweden.

Bolnisi raised in excess of twenty-five million dollars ($25,000,000) for the evaluation and construction of a heap leach project in the Republic of Georgia from which it is currently producing 80,000 – 100,000 ounces of gold per year and on which it has a stock pile of twelve million (12,000,000) tonnes of ore at a grade of 1.4 g/t gold which equates to over 500,000 ounces of gold and which is now being processed.

Details of the Ocampo Project are set out in Gammon Lake’s Press Release dated 28 January 2002.

The Earn In Agreement is principally in the form of the Letter of Intent reported in Gammon Lake’s Press Release dated 28 January 2002.

In negotiating the formal Earn In Agreement, Bolnisi has agreed that any debt financing on the project will include a working capital line of credit for Gammon. This operating line of credit is required after the project is in production and until it has reached positive cash flow. Gammon Lake has agreed that in the event a debt provider requires security over the tenements in the area of interest it will provide such security on terms which are commercially reasonable and customary in the industry.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration company with properties in Mexico. The Company’s website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM.

For further information please contact: Terence Donahoe, Q.C., Chairman of the Board & Senior V.P., Inquiries and Investor Relations, Gammon Lake Resources Inc., tel: 902-468-0614 / fax: 902-468-0631.

CAUTIONARY STATEMENT
No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake’s expectations are exploration risks detailed herein and from time to time in the filings made by Gammon Lake with securities regulators.